Filed by Shire plc

pursuant to Rule 425 under the Securities Act

of 1933 and deemed filed pursuant to

Rule 14a-12 of the Securities Exchange

Act of 1934

Subject Company: Baxalta Incorporated

Commission File No. 001-36782

FORWARD-LOOKING STATEMENTS

Statements included in this announcement that are not historical facts, including without limitation statements concerning our 10x20 ambitions and targets, our proposed combination with Baxalta Incorporated (“Baxalta”), and the timing and benefits thereof, including our 20x20 ambition that targets $20 billion in combined product sales by 2020, are forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, Shire’s results could be materially adversely affected. The risks and uncertainties include, but are not limited to, that:

•                  Shire’s products may not be a commercial success;

•                  product sales from ADDERALL XR® and INTUNIV® are subject to generic competition;

•                  the failure to obtain and maintain reimbursement, or an adequate level of reimbursement, by third-party payers in a timely manner for Shire’s products may affect future revenues, financial condition and results of operations;

•                  Shire conducts its own manufacturing operations for certain of its products and is reliant on third party contract manufacturers to manufacture other products and to provide goods and services. Some of the Shire’s products or ingredients are only available from a single approved source for manufacture. Any disruption to the supply chain for any of the Shire’s products may result in Shire being unable to continue marketing or developing a product or may result in Shire being unable to do so on a commercially viable basis for some period of time;

•                  the manufacture of Shire’s products is subject to extensive oversight by various regulatory agencies. Regulatory approvals or interventions associated with changes to manufacturing sites, ingredients or manufacturing processes could lead to significant delays, an increase in operating costs, lost product sales, an interruption of research activities or the delay of new product launches;

•                  Shire has a portfolio of products in various stages of research and development. The successful development of these products is highly uncertain and requires significant expenditures and time, and there is no guarantee that these products will receive regulatory approval;

•                  the actions of certain customers could affect Shire’s ability to sell or market products profitably. Fluctuations in buying or distribution patterns by such customers can adversely affect Shire’s revenues, financial conditions or results of operations;

•                  investigations or enforcement action by regulatory authorities or law enforcement agencies relating to Shire’s activities in the highly regulated markets in which it operates may result in significant legal costs and the payment of substantial compensation or fines;

•                  adverse outcomes in legal matters and other disputes, including Shire’s ability to enforce and defend patents and other intellectual property rights required for its business, could have a material adverse effect on Shire’s revenues, financial condition or results of operations;

•                  Shire faces intense competition for highly qualified personnel from other companies and organizations. Shire is undergoing a corporate reorganization and was the subject of an unsuccessful acquisition proposal and the consequent uncertainty could adversely affect

Shire’s ability to attract and/or retain the highly skilled personnel needed for Shire to meet its strategic objectives;

•                  failure to achieve Shire’s strategic objectives with respect to the acquisition of NPS Pharmaceuticals, Inc. may adversely affect Shire’s financial condition and results of operations;

•                  Baxalta will refuse to negotiate with Shire, and the parties will be unsuccessful in negotiating a transaction;

•                  if a transaction is negotiated, the transaction may not be completed due to failure of closing conditions, including any shareholder approvals

•                  the businesses may not be integrated successfully, such integration may be more difficult, time-consuming or costly than expected, or the expected synergies and other benefits of the transaction may not be realized;

•                  disruption from the proposed transaction makes it more difficult to conduct business as usual or maintain relationships with patients, physicians, employees or suppliers;

•                  the combined company may not achieve some or all of the anticipated benefits of Baxalta’s spin-off from Baxter International, Inc. (“Baxter”), and the proposed transaction may have an adverse impact on Baxalta’s existing arrangements with Baxter;

•                  the failure to achieve the strategic objectives with respect to the proposed combination with Baxalta adversely affects the combined company’s financial condition and results of operations;

•                  and other risks and uncertainties detailed from time to time in Shire’s filings with the US Securities and Exchange Commission (the “SEC”), including its most recent Annual Report on Form 10-K, and Baxalta’s filings with the SEC.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Except to the extent otherwise required by applicable law, we do not undertake any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Third Party-Sourced Information

All information in this communication regarding Baxalta, including its businesses, operations and financial results, was obtained from public sources. While Shire has no knowledge that any such information is inaccurate or incomplete, Shire has not verified any of that information.

Additional Information

This communication does not constitute an offer to buy or solicitation of any offer to sell securities. This communication relates to a proposal which Shire has made for a business combination transaction with Baxalta. In furtherance of this proposal and subject to future developments, if Shire and Baxalta agree on a negotiated transaction, Shire and Baxalta may file one or more registration statements, tender offer statements, prospectuses, proxy statements or other documents with the SEC. This communication is not a substitute for any registration statement, prospectus, proxy statement or other document Shire and/or Baxalta may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF SHIRE AND BAXALTA ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT(S), PROSPECTUS(ES), PROXY STATEMENT(S) AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SHIRE, BALXALTA AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents (when they are available) and other related documents filed with the SEC at the SEC’s web site at www.sec.gov or by directing a request to Shire’s Investor Relations department at Shire plc, Attention: Investor Relations, 300 Shire Way, Lexington, MA 02421 or to Shire’s Investor Relations department at +1 484 595 2220 in the U.S. and +44 1256 894157 in the UK or by email to investorrelations@shire.com.

Certain Information Regarding Participants

Shire and its directors and executive officers may be deemed participants in the solicitation of proxies in connection with the proposed transaction. You can find information about Shire’s directors and executive officers in Shire’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015. Additional information regarding the special interests of these directors and executive officers in the proposed transaction will be included in one or more registration statements, tender offer statements, prospectuses, proxy statements or other documents filed with the SEC if any when they become available. You may obtain these documents (when they become available) free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Shire as described above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Shire’s Presentation at the Bank of America Merrill Lynch Global Health Care Conference

Event Date: 09/17/2015

11:25 BST

Participants

•                  Graham Parry, Analyst, Bank of America Merrill Lynch

•                  Jeff Poulton, CFO, Shire

•                  One unidentified participant

Graham Parry:

I think we’re ready to kick off with the next presentation. So, now we’ve got Shire and I’m very pleased to be able to introduce in Shire, Jeff Poulton who is the CFO. Jeff’s got about 10 minutes to 15 minutes presentation for us and then we’ll shift across to Q&A. So, Jeff, over to you. Thanks.

Jeff Poulton:

Thank you. Good morning, everybody. I am Jeff Poulton, Chief Financial Officer at Shire and I have a few introductory remarks for you, just want to walk through a few highlights of the business.

So, probably the best way to start is to take a bit of a step back and remind people of the journey that really started in 2013 when Flemming arrived at the organization. We very quickly refocused the strategy on the rare disease part of the business and are stated this is hired to become a leading global biotech. I would say the first couple of years since that point have really been focused on getting the basics right at Shire. So, you’re probably familiar with the One Shire program or that term, that was really focused on improving the organizational structure and the efficiency of the operating model and I think that deliver pretty significant benefits from a profitability standpoint. We went from mid-to-high 30s operating margins at the time Flemming arrived to 44% for all of last year.

So, now the focus turns towards building the leading global biotech company, building scale, changing the culture of the organization and making the business more rare disease focused. So, we’re at about 40% of our revenues today are generated from the rare disease side of the business. And we’ve done a number of recent M&A deals, which will hopefully move us further down that path, including NPS. And we also recently announced obviously the proposal for Baxalta, which we think in terms of impacting this transformation would be a significant step forward for us. And I’ll have a few more comments to that later on the presentation.

In terms of why we are focused on rare diseases? We see there’s a large opportunity for innovation. There’s about 7,000 rare diseases that are known today, but only very small percentage of those have treatments. And if you look at orphan designations granted by year back to the early 2000, you see anice increasing trend. So, the potential for innovation space is being rewarded.

From an impact on patients in the healthcare system perspective, these are serious diseases, life-altering conditions, significant impact on the patients, the quality of their lives and a significant societal economic burden. Again from a business model perspective, we think quite appealing.

So, what you have to do in rare diseases to be successful? We do think it’s very different than traditional pharma and we think based on the experience that we’ve had in rare disease space over the last 10 years or so that we arewell positioned to compete effectively in the space.

First from a commercial standpoint, many of the challenges are related to diagnosing and managing patients correctly. Often times, these are patients that have to travel a pretty long and difficult road to get the correct diagnosis. So, they need a lot of support and our commercial model really has the patient services at the center of everything we do. Our patient services model in the U.S. is called One Path and within One Path, we provide a variety of services to patients beyond just the drug itself, things like access, support, reimbursement support, logistics support and getting the product to where it needs to be. In home, nursing care support for the patients. Really whatever the patients need beyond just the medicine or things that we offer.

From an R&D perspective, some unique challenges around recruiting the trials, establishing endpoints for the diseases. These are oftentimes diseases that have never been studied. So you have to have the ability to be think creatively and work effectively with the regulatory agencies to establish the appropriate trial designs and pathways forward. Again, based on the last ten years, we have that experience. And then from a manufacturing standpoint, these are complicated products to manufacture, small volumes and again these are critical products to patients. So, the sustainability of supply is quite important. We’ve invested significantly in our manufacturing technology, including having the world’s first approved disposable use bioreactor technology plant.

So, now a bit of an update on our progress in Q2 2015, on this path that we’re on to become a leading global biotech. First on the growth side, we had a very strong results for VYVANSE in the quarter, 20% growth that was driven by the new binge-eating disorder indication, I’ll provide a bit more detail on that on the next slide. And then NPS programs both GATTEX and NATPARA. We closed the deal at the end of February, so for the first time, we had a full quarter of results for both of those products and again I’ll provide a bit more detail in a couple of slides on how those products are performing.

From an innovation standpoint, two highlights. First, OPUS-3 study for lifitegrast in treatment of symptoms for dry eye disease is now fully enrolled more than 700 patients in that study and we expect the results for OPUS-3 headline results in the fourth quarter of 2015.

Second Phase III study to highlight is for SHP465, this is our program in ADHD long duration asset, where we need to complete one additional study before submission of that program, that Phase III study that we initiated six weeks ahead of schedule has us on track to be able to submit the package with the FDA early in 2017, so we’d be looking at a mid to second half of 2017 approval and launch if all goes well.

In terms of performance during the quarter, this is a bit of a transitional year for Shire from a financial perspective. We’re coming off a year in 2014 where we had 23% top line growth, 39% bottom line growth. We are not delivering those kinds of results this year. That’s not a surprise when we put our guidance for the year. We anticipated much lower growth for a couple of reasons. First, from a sales perspective, the chart here shows for the quarter that on a reported basis, we delivered revenues that were, generally speaking, flat year-over-year. But if you look at the detail, there were a couple of pretty significant headwinds that impacted the results for the quarter. But we think we’ll be isolated to 2015 and will not impact results as we exit 2015 and move into 2016 and that - those two impacts were from INTUNIV, which is a product, an ADHD product that went generic in December of 2014, so you can see a pretty significant headwind there in the quarter of about 7% and then the impact of foreign exchange, the strengthen into the U.S. dollar. We’ve got about 30% of our business that’s generated ex-U.S. today, so that’s having an impact as well. So, the impact of that was about 5%. If you exclude those two things, and you look at the growth of the core business, the core products, those products grew 12% and we think that’s fairly representative of the kind of growth that we would exit 2015, we can start to deliver in 2016. The other element of transition this year is that we’re investing pretty significantly behind a number of growth drivers that we think again will support the longer term growth of the business and that includes the BED indication for VYVANSE, which got approved in the first quarter of this year that includes the two products that I mentioned from NPS. Deal closed at the end of February and just now included in the results for second quarter for the first time. And also around Lifitegrast, we’re starting to increase our investment there as we approach PDUFA date.

From an earnings perspective, half way through the year, we’re at 9% non-GAAP diluted EPS growth. Our guidance for the full year had been mid-single-digit growth. So we were in a position to upgrade our guidance on the Q2 call based on where we are half way through the year, so we upgraded our guidance to mid-to-high single-digit growth for the full year.

And moving to slide nine, a little bit more detail now on binge-eating disorder. And this is really a market that is requiring us to build the market, which I think is a skill set and a capability that we have at Shire. We think there’s about 2.8 million adults in the U.S. that suffer from binge-eating disorder. Today only about 5% of those patients are diagnosed. So there’s a significant amount of disease education and awareness to work to do with binge-eating disorder. We’ve been doing that and we’re already starting to see some early positive results from that efforts. One of the challenges we have with the binge-eating disorder indication is, we’re not able to get prescription data for VYVANSE that separates the binge-eating disorder prescription separate from the ADHD prescriptions. There’s not a separate ICD-9 code for BED, so you really have to look at trend data to see what impact we’re having from BED and this chart shows two or three different looks at different trend data that I think all say the same thing, which is that we’re off to a good start with BED. Probably the chart to focus on is the one in the upper left hand quarter, which shows on a weekly basis, it shows the growth both for VYVANSE on a prescription basis year-over-year, as well as the ADHD market overall. On this particular chart, we got the BED approval at week six. So, you can see the line there associated with that. If you look at how VYVANSE was performing versus the market prior to that point, VYVANSE was trailing the growth of the ADHD market overall and I showed you data for all of 2014, which show the same thing. About six weeks post the approval of BED, that situation has reversed and VYVANSE started to outgrow the market overall and the gap has now accelerated and we’re looking at 3% to 4% over performance in growth of VYVANSE versus the ADHD market overall. Probably one other data point to highlight here is, that growth is coming from the adult market, which is where we’ve got the indication for BED. So, the right looks at just the adult part of the market in isolation. And again, it’s the same picture, we’ve seen a real acceleration in the growth rate of VYVANSE in the adult segment versus the ADHD adult market overall. So, very encouraging.

Now on to NPS. First, GATTEX, which is the short bowel syndrome product. Again, this is a product that NPS had launched in the U.S. in 2013. So, it’s been on the market for about 18 months now. I would say, we’ve got two primary focused from a commercial standpoint with GATTEX to try and accelerate the growth of this product in the U.S. First is around patient identification. We’ve spent some time assessing the physicians that are treating these patients and then looking at how NPS had deployed their sales reps, who they were calling on. And I think we’ve fine-tuned that. We hope that that will lead to a bit higher hit rate as the reps are out seeing physicians and looking for SBS patients.

The other thing that we’ve done is we put some additional muscle behind GATTEX. We have a 100 sales reps in the U.S. that are promoting Lialda today. We’re now using these reps to also promote GATTEX. And lastly, we’ve added some telesales support. So we hope all three of those changes will ultimately fill up the sales funnel faster. I think the second focus area for us is around patient persistence. What we saw with GATTEX is we did diligence on NPS was that they were experiencing about a 30% discontinuation rate on the product within the first couple of months of initiation of therapy. Based on the work we did, it was not about the efficacy of the product, we are convinced that the product work quite well. But the product have some challenges associated with it when patients first start on therapy. They need a lot of support and they need to have their expectations managed, they start on the product and the physicians to treat the patients, need that same level of support. So we have invested in some additional resources that we call Onboarding and Access Specialist that will aid with the initiation of therapy and then support the early experience with GATTEX and we hope to see an improvement then and that dropout rate over time.

In terms of the results that we report in the second quarter, I think it was 37 million in sales and on a pro forma basis that was about 72% growth versus what NPS had delivered in the second quarter of 2014.

Moving to NATPARA, so NATPARA was launched in April of this year. I think the early efforts have from the sales perspective have really focused on educating the targeted physicians, which are endocrinologist and because the product has a black box warning, physicians have to be REMS trained certified before they can start to prescribe the product. So that’s really where that initial effort was focused from a rep perspective. The good news was as of the end of second quarter, we had already enrolled or trained or certified about 70% of the targeted physicians; about 1,900 through the end of the second quarter and that number has increased since that point. And I think we are really pleased with that. I think that’s happened quicker than what we had hoped.

From a patient perspective, we had about 325 patient referral forms that had come in by the end of the second quarter. And we had 200 patients on therapy. And I think now that the reps have gotten through the education, the REMS training efforts they are now very focused on patient identification and getting patient — identification and getting patients initiated on therapy. So, early days, but we’re very encouraged by the early results that we’re seeing for NATPARA in the U.S.

Turning now to our pipeline, this is a slide that should look fairly familiar to you. This is one that we include in all of our quarterly earnings calls. Just a snapshot of the pipeline, I think two things to highlight. One is the amount of purple that you see on the slide, those are the rare disease programs. This slide would have looked very different two years ago. As I mentioned at the start of our journey to become more focused on rare diseases. So, we’re proud of the fact that we’ve transitioned the pipeline to be very focused on rare diseases. And I think the other thing that we’re enthusiastic about is a number of programs that are in late stages of development that we think could have an impact on both the short and medium term growth rate for Shire.

Probably the key highlight for the quarter was updating the market on where things stand with lifitegrast, so let me just walk through this, again lifitegrast has the potential to be the first product to treat those signs and symptoms of dry eye disease in the U.S. It’s under FDA review, and we have a PDUFA date upcoming of the 25 October 2015. There is no advisory committee meeting has been scheduled prior to that date. I mentioned previously that OPUS-3 is on track for top-line results in Q4 2015 that would come after the PDUFA date. Again OPUS-3 is a study that’s looking at symptoms for dry eye disease. Our market research continues to indicate that both physicians and patients show a significant medical need for differentiated product in this category. So we are very enthusiastic about the potential here if we can get successfully through the FDA review. And we remained very confident in the totality of the data that we’ve got that we’ve submitted to the FDA largest file for dry eye disease ever and currently has more than 1,800 patients at clinical data that have been submitted.

So moving now to the proposed combination by Baxalta. So it was about a little over a month ago now that we announced our proposal of Baxalta and I would say for the last five weeks, six weeks we spent a lot of time meeting with shareholders from both Shire and from Baxalta. And I would say that the response that we’ve gotten to the deal from both sets of shareholders has been very encouraging. We continue to be committed to this deal. We’re enthusiastic about it. We think it’s the right deal strategically and financially for Shire. But we’ll also be patient about our approach with Baxalta and disciplined in the approach that we’re taking.

In terms of the merits of the deal, I think the slight highlights to what we see as the key benefits. It would immediately evolve us to be the leader of - the global leader on rare diseases, again which is consistent with the vision that I talked about and the aspiration that we started to work towards starting in 2013. So we position as to be a $20 billion in product sales by 2020 company, multiple billion dollar plus high value rare disease franchises, compelling financial profile, top line — both top line and bottom line, substantial synergy potential. I know the market once more in terms of specifics, we’re not going to provide that today. We have a view, but we would like to get into diligence with Baxalta so that we can confirm some of the key assumptions that we’ve made. But I think we do have a track record of delivering on synergy commitments that we make.

In terms of strategic - our strong future outlook, again potential for more than 30 new product launches by 2020 generating $5 billion in sales. And given the consideration that we’ve offered to Baxalta shareholders is all stock, it would leave the balance sheet in very strong shape post deal, even with the share buyback that we announced that we would implement post deal. So, the ability to continue to do M&A is not going to be impacted by doing the Baxalta deal.

In terms of how we’ve pitched the deal to both shareholders as we’ve been out on the road, I think this slide summarizes it first for the Baxalta holders, immediate significant premium based on the time that we made the initial offer. I believe that premium was a 36%, would accelerate and de-risk their strategy of moving in the direction of becoming a larger rare disease company. It would enhance their growth profile and it would give their shareholders the opportunity to participate in the upside of being an owner in Shire. And I think based on the current offer, their ownership would be in the 36%, 37% range of the combined entity post deal.

From a Shire shareholder perspective, it accelerates our strategic plan as I talked about previously, would enhance our bottom line EPS and cash flows, would increase the scale of our business, and preserve flexibility for future M&A, which I talked about previously and it would diversify our business and our revenue base.

I think the focus for now continues to be on this being a negotiated transaction and we continue to urge Baxalta to come to the negotiating table with us.

And with that, I think we’ll transition to the Q&A portion.

Q&A

<Q> Graham Parry: Thanks. We would like to come and sit down here. So, I’ll kick off on the Baxalta transaction somewhat predictably, but perhaps if you can maybe - I know you can’t give a number on the synergies, perhaps if you can help us to understand strategically the fit between Baxalta/Shire and where there is potential for synergies in terms of mechanically where they would fit inside the organization without obviously put a numbers to it.

<A> Jeff Poulton: Yeah. Okay. Sure. I mean we see three potential buckets of synergies. I’ll start with the most traditional place, which is an operating expenses.

So, primarily we see the synergies coming from R&D and SG&A, I would say less on the COGS line at this point. So, from an R&D perspective, I’ll start there. I think we see both program related synergy potential and non-program synergy related potential.

First, from a non-program potential perspective, this is about people duplication across the R&D organizations, you wouldn’t - you could eliminate that duplication. From a program perspective, typically what we do when we do deals and we bring new pipeline assets in is we will run an exercise where we look at and compare rack and stack, reprioritize the combined portfolio post deal. And the things that fall out at the bottom of that prioritization exercise are potentially areas that we could reduce the overall investment post deal on a combined basis and we think there would be some potential to do that post deal here as well.

From an SG&A perspective, again, I think it’s eliminating the typical duplications that you’d see from a corporate perspective, but Baxalta is also in a bit of unique perspective that they are having to invest fairly significantly right now in what they called stand up cost to position themselves to be an independent company. Out from underneath Baxter and they’ve talked about the investment required being about $150 million a year.

I think our assumption is a fair amount that would not be necessary if they were part of Shire. So that gives you a feel for some of the synergy potential on the operating expense side.

We also see some potential for uplift from revenues by combining the two businesses together, I think that a couple of things, one is that the easiest is around geographic expansion, Baxalta has their products available in around 100 markets today. Shire products today are available in around 60 markets. We aspire to continue to expand where we — into the markets that we have our products available. So by leveraging their infrastructure, we think we could speed that process up.

I think the other area is that I talked about capabilities to be successful in the rare disease space. And from a commercial standpoint, it’s a number of things around patient finding,

patient management and patient support, and while we may not have significant overlap in some of the diseases that we treat, we think that the capability is that make you successful commercially across the two businesses are similar, and we think if you take a best of both approach, there is an opportunity that you could favorably impact both portfolios.

And the last area that we see synergy potential is with, from a tax perspective and this is probably where we’ve been a bit more specific to date around what we think we could achieve. So let me just review that with you.

Our long-term guidance - tax guidance for Shire on a standalone basis is 17% to 19%. If you look at Baxalta today, I think they’re in the low to mid 20% range from an effective tax rate perspective. What we have said is, post deal on a combination basis, we would see Shire in the 16% to 17% range by 2017, so there is a fairly substantial amount of tax synergy potential here as a result of this deal, so that I think gives you a flavor for where we think the potential is without giving you the specific numbers. Again, I think the other thing that I would highlight is, we implemented our own internal synergy program with the One Shire program, which I highlighted in my opening remarks and we delivered a pretty significant improvement and the efficiency of the operation in improving our operating margins by in close 10% in a two-year period. We’ve also done a couple of bolt-on deals in the last few years both ViroPharma and NPS where I think we put out very specificsynergy targets - and with that synergy targets. And with ViroPharma, I think we’ve delivered on those with NPS, we’re still in the early stages of that, but everything on track. So, I think as an organization, we’ve demonstrated the capability to pretty effectively and efficiently manage our own business as well as to extract synergies that we - from things that we bring in house, so we’re confident about this.

<Q> Graham Parry: Okay. And the press has suggested that $50 offer was what the Baxalta Board is looking for. Obviously your acquisition currency is falling since your initial offer as well. If we try and run the slide related that stuff, so it’s like an EPS dilutive NPV accretive deal. And conceptually, how does Shire think about trying to sell a deal to your own shareholders that is actually dilutive at the EPS level?

<A> Jeff Poulton: I mean we have a view of the value here. We think we know what the assets were. And we think we’ll be disciplined about our approach as it relates to that value. We’re not going to go beyond the point that we’re comfortable in terms of generating the kind of value that our shareholders would expect and it’s not rocket science, how we think about it. We know where our cost of capital is, we know what we think the values worth of this company and so we know up to what price we can pay and still make this a value enhancing deal, and we won’t cross that line. I think again, I mentioned in my opening remarks that we’re willing to be patient here, we’re going to be disciplined, we understand that within all stock offer as our stock move around, it has an impact on what’s being offered to the counterparty. We’ll be disciplined in our approach here. We’re not going to go beyond what we’re comfortable with.

<Q> Graham Parry: But just to be clear, your hurdle rates are all NPV and value-based as opposed to EPS accretion or dilution?

<A> Jeff Poulton: So we look at both things. I think probably first and foremost, we look at the value-based metrics. But we also do look at the earnings accretion, dilution profile of the deal and what we put out based on the initial offer was that the deal would be breakeven and accretive thereafter and that includes the impact of the share buyback. We’ll continue to keep a close eye on that as it relates to the potential to get this deal done. And if we don’t think that we can get the deal done in a profile that’s satisfactory to us and our shareholders then we won’t do the deal.

<Q> Graham Parry: Okay. Some inventors have looked at the fact that if you just do the buyback, you get very significant EPS accretion? Which kind of begs the question why bother with the deal why not just do the buyback?

<A> Jeff Poulton: So we’re - I think as you know, we’re a growth oriented company and we think that we have ways to invest that cash to drive long-term growth that will be more beneficial to our shareholders than returning the cash to shareholders. I think if that were of change over time then we would certainly have a different view on that question. But right now, we think there are plenty of opportunities with or without Baxalta to deploy that capital efficiently.

<Q> Graham Parry: And to what extent is buying into a deal where you have a fairly large revenue base and an incumbent intended to dilute your exposure to VYVANSE’s patent that expire in 2023, which is obviously a big part of the business that goes away in a foreseeable future.

<A> Jeff Poulton: I think that it’s a really good question. I think - first, I think the strategic merits of the deal that I outlined in my opening remarks are what drive our interest in the deal. It’s entirely consistent with the strategic aspiration that we’ve stated in terms of wanting to become a leading global biotech. But I think anytime you run a business, you do have to keep an eye on the portfolio of products that you’ve got, and VYVANSE is clearly a significant revenue generator for Shire and we think it will continue to be that for the foreseeable future.

We’re actually quite confident about the protection that we’ve got in place to protect the business out through 2023. But there’s no question that growing the size of the business and further diversifying the business including what I talked about having multiple $1 billion plus franchises would be beneficial in absorbing the potential loss of that business in the future. So, I think it’s prudent to start thinking about that before you get too close to it. So, I think that would be one of the benefits of the deal.

<Q> Graham Parry: And one of the sticking points I think for a lot of investors has been that potential future competition in the hemophilia space. So, it’s traditionally been a very slow moving market with a very slow innovation cycle, but we have got new competition coming from particularly the focus being on Roche’s ACE910. Only a small number of patients in Phase 1 trial so far, but they have got Phase 3 date through 2017. So, when you’re thinking about pricing the deal is there sense you’re getting - how are you thinking about that potential variable when you’ve got a very limited amount of data to be basing the future projections from?

<A> Jeff Poulton: I mean clearly you have to take a view on this to value the business and we’ve done that, and our view is that, their hemophilia franchise is going to be fairly stable and durable. But from a financial perspective, you certainly look at sensitivities and understand how sensitive that assumption is on deal value. But maybe a little bit more about why that’s our view, I think there are number of factors here. First, as you mentioned with ACE910, there is a single Phase I study in 18 Japanese patients. Fairly severe - severely affected hemophilia patient. So very sort of homogeneous patient pool so far. So I think, I would be cautious about drawing too many conclusions about that. I think based on some of the experts that we have spoken to as well, I think it’s still to be determined what sort of safety profile this drug might have when it studied in a broader patient population. It’s a body specific antibody. So it’s impacting the coagulation pathway to different place than what you get, what factor replacement therapy. So I think we need to see what that looks like when you get, again more data in a broader patient population.

I think from a market perspective, you mentioned that yourselves that this has typically been a fairly stable market in terms of loyalty, brand loyalty, stickiness of patients and that’s what we see when we look at this market and I don’t think we find that particularly unusual on the rare disease space, we found the same thing in some of the rare disease categories that we compete in today. But again, if you just look back, let’ say over the last 10 years at hemophilia when the market was a plasma market only and you had the recombinant products come into the market. We’re about 10 years from that points, and you still have roughly a quarter of the market that remains on the plasma product. So if patients are on a product that works from an efficacy and a safety perspective, there is a lot of hesitancy to switch. I think fast forward to today, you had Biogen that launched a long-acting factor VIII product, ELOCTATE in the market about a year ago. And I think what you see is that ADVATE is continue to grow in the U.S. from a revenue perspective in spite of the launch from Biogen. So, again, we think that is indicative of a pretty sticky market. And then lastly, in terms of why we’re confident about the durability of that franchise is, you need to look at the franchise itself. From a commercial standpoint, they participate in all the segments of the market that the leader in factor VIII, ADVATE is sort of the gold standard in the space, we think it will continue to be for the foreseeable future. And maybe more importantly, if you look at the pipeline of Baxalta has, they have a number of products in their pipeline. They have BAX 855, which is in registration right now, which would be a long-acting factor VIII replacement therapy that we compete with Biogen’s product. They have another long-acting program in Phase I development, which actually could be a once a week factor VIII replacement therapy that’s BAX 826. They have a couple of different gene therapy programs. So, we see the market actually becoming more segmented over time and if you look at their portfolio, they’ve got a number of products that we think will compete very successfully in those segments. So, for all of those reasons, we believe that the - some of the concerns about ACE910 is a little bit overdone, and we’re confident that this is a durable franchise that will grow into the future.

<Q> Graham Parry: And given some the issues, the acquisition currency falling in that for potentially having EPS dilution on a hypothetical higher price. Is there an opportunity to be able to increase the level of buybacks, because I know you are limited in the moment of

59million stock per year. Can you just talk us through the process of increasing the buybacks?  And/or accelerating it?

<A> Jeff Poulton: There is potential to do that and that would require a shareholder vote to allow us to increase the scale of the buyback that we could do in a particular period. So, we would have a couple of opportunities to do that I would say in the foreseeable future. So if we reached an agreement on a deal with Baxalta, because this is a class 1 transaction and we need to get shareholder vote to support the deal. We could request approval to increase the scope of the buyback more than 59 million shares in a 12-month period as part of that request to approve the deal.

The second opportunity that we would have is, right now the current authority expires when we have our next AGM, which would be in April, we could request for additional capacity beyond the 59 million as part of the AGM as well. So there is potential to increase the size of the buyback.

<Q> Graham Parry: Okay. And then looking at the Baxalta pipeline, you highlighted some of the hemophilia assets there, obviously they have got some oncology assets too, but R&D seems to be coming as one of the potential areas of savings too, so what level of interest do you have in the pipeline relative to seeing it is an opportunity for cost savings?

<A> Jeff Poulton: Yeah. I mean, I think, it’s - I think it starts with hemophilia, which we already talked about in terms of what we’re impressed with. Given that 60% of their business today or thereabouts is revenues generated by their hemophilia, hematology franchise. We spent a fair amount of time looking at that. And I highlighted the hemophilia products they’ve got a number of other hematology products that are in late-stages of development — which we find quite attractive. I think beyond that probably a little bit premature, I think we would like to do a bit more diligence, probably particularly on the oncology portfolio to make a fuller assessment of the potential of those programs.

<Q> Graham Parry: And then final question for me on Baxalta is then, what was the rationale in going public on the deal given the amount of shareholder protection - sorry the amount of deal protection that Baxalta has built in with the splitboard, poison pill, Share issuance, what were you hoping to achieve by making this as a public offer?

<A> Jeff Poulton: Yeah. We want to get this to be a negotiated deal. And so based on the interactions that we had with Baxalta in July, our sense was the best way to get to a point where this was the negotiated deal, was to make the offer known to their shareholders and then spend time with their shareholders, talking about the deal, talking about the strategic merits of the deal that we see, because we think the best way to get their management team to the negotiating tables by having their shareholders put pressure on them to do that. I mean, we went through a similar situation last year during AbbVie. So we know how that process works and so our view is that was the best way to get to the negotiated transaction that’s what it came down to for us.

<Q> Graham Parry: Okay. About sort of the Baxalta question to see if there is any from the floor before I move on to - one of the back here, all right.

<Q> Participant: Just one more on Baxalta if I may. You made a proposal to Baxalta, they’ve turned it down. You said you’re willing to be patient in this matter, what are you waiting for?

<A> Jeff Poulton: I’m not in the position to talk about deal tactics today. Again, our focus right now is on a negotiated transaction. So we are doing a number of things to move in that direction. Again, I’m not going to talk specifically about deal tactics, but one thing that I discussed that we’ve spent a lot of time during the last five or six weeks, is talking to both our shareholders and their shareholders. Beyond that I’m not in a position to provide any more specifics at this point in time.

<Q> Graham Parry: Okay. maybe to refresh the topic, on Lifitegrast, obviously the other key near-term event with the October 25 PDUFA date. You were awarded a priority review, which I guess is a little bit of a double-edged sword in some ways, it brings it sooner but it means that your second phase III trial on symptoms OPUS-3 comes through towards the end of the year? In your mind, did having to priority review increase or decrease your likelihood of an approval on first cycle?

<A> Jeff Poulton: I don’t know if I can give you an answer to that. I don’t know what the FDA is going to do on the 25th of October but let me take you back a little bit to kind of how we got to the place that we are. We had conversations with the FDA last summer about the packaged data that we have, and that’s when we made the argument about totality of data we thought being compelling for both signs and symptoms. And based on that conversations we had with the FDA, the FDA indicated that the package of data that we had was filable. And so, we filed the package, and that was in February / March when the package went in with the FDA. Based on the conversation that we had with the FDA last summer, we also got the sense that when looking at the data that we had, that we were perhaps weaker on symptoms and so that’s why we started the OPUS-3 study last summer. We did not want to be in a position with the FDA where we got to the PDUFA and they said you need more symptoms data, and then have to start the trial at that point. So, we started the study, and fortunately for us, again there’s a couple ways this could play out, we could get approval on the 25th, we could get a complete response letter. I don’t know what’s going to happen. If the FDA decides that they want to see the additional symptoms data, then you would have initial look at that in the fourth quarter. We’d be in a position to file that in the first quarter, and we’d be looking at a six month review clock at that point. So — and again from a commercial standpoint, the importance of symptoms to us is clear in the label. Symptoms is what patients with dry eye disease care about. They want symptom relief, so it’s very important to us from a commercial standpoint to have that in our label and be able to promote about symptoms.

<Q> Graham Parry: And then assuming an approval timelines are permitting, how should we think about the market opportunities? RESTASIS is around a $1 billion product that it has a high discontinuation rate, and so should we be thinking about treatment initiation rates of RESTASIS? And how confident would you be that lifitegrast would be able to then maintain both those sort of patients?

<A> Jeff Poulton: Yeah. We see a real need in the market. We — based on the research that we’ve done in both patients and physicians want a different therapeutic option and we’ve been on record as early as last summer when we put the 10x20 plan out that we saw this being a $1 billion plus product by 2020. So we see significant commercial potential here, both in terms of expanding the market as well as competing effectively directly with RESTASIS.

Graham Parry: Thanks. And we’re just about out of time, I’ll just check if there’s no more questions from the floor. So thank you very much indeed for your time today Jeff.

Jeff Poulton: Thank you.